EMERALD ISLE RESOURCES INC.
106 Fielding Road, Lively, Ontario, Canada, P3Y 1L5
Telephone 705-682-0649 *Fax 705-682-2447*

US 12(g)3-2(b) exemption # ~~82-1456~~ 82-1479

02 MAR -5 AM 8:50

February 14, 2002

02015634

Via First Class Mail

SUPPL

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Emerald Isle Resources Inc.'s news release of February 1, 2002, for your records.

If you have any questions, please contact our office.

Thank you.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Yours truly,

M. Lapierre

EMERALD ISLE RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encl.

dw 5/9

EMERALD ISLE RESOURCES INC.
106 Fielding Rd.
Lively, Ontario, Canada, P3Y 1L5

Tel: (705) 682-9234
Fax: (705) 682-2447

82-1456

News Release - February 1, 2002
CDNX:EIR

Company Announces Private Placement

Emerald Isle Resources Inc. announces a private placement of a total of 524,545 common shares in the capital stock of the company, at a price of $0.22 per share. This private placement is subject to regulatory acceptance.

The company plans to use the proceeds for general corporate purposes. The closing price of the company's shares for the trading day immediately preceding this press release was $0.22 per share.

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Rd., Lively, Ontario, P3Y 1L5.

On behalf of the Board of Directors,

Edward J. Blanchard
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information contained herein.